09042277

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28694

SEC Mail Processing Section
AUG 28 2009
Washington, DC
122

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lamon & Stern, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1950 North Park Place, Suite 100
(No. and Street)

Atlanta	Georgia	30339
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hollis M. Lamon — 770-951-8411 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windham Brannon, P.C.
(Name – *if individual, state last, first, middle name*)

1355 Peachtree Street, NE Suite 200	Atlanta	GA	30309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 9/24

OATH OR AFFIRMATION

I, Hollis M. Lamon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lamon & Stern, Inc., as of June 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Michelle D. Farmer

Notary Public My Commission Expires Aug. 9, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LAMON & STERN, INC.

FINANCIAL STATEMENTS
June 30, 2009

WINDHAM BRANNON

WINDHAM BRANNON

1355 Peachtree Street NE, Suite 200
Atlanta, GA 30309-3230
404.898.2000
fax 404.898.2010
www.windhambrannon.com

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
Lamon & Stern, Inc.

We have audited the accompanying statement of financial condition of **Lamon & Stern, Inc.** as of June 30, 2009, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lamon & Stern, Inc. as of June 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Windham Brannon, P.C.

Certified Public Accountants

August 19, 2009

LAMON & STERN, INC.

STATEMENT OF FINANCIAL CONDITION
As of June 30, 2009

ASSETS

CURRENT ASSETS:		
Cash	$	285,731
Certificates of deposit - cash equivalent		104,009
Commissions receivable		170,922
Soft dollar commissions receivable		40,064
Income taxes receivable		40,076
Prepaid expenses		2,167
Total Current Assets		642,969
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, net of accumulated depreciation of $20,103		3,674
DEPOSIT WITH CLEARING AGENT		25,000
Total Assets	$	671,643

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accrued commissions	$	55,775
Accrued soft dollar commissions		6,700
Accrued expenses		2,627
Total Current Liabilities		65,102
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value, 100,000 shares authorized, 500 shares issued and outstanding		500
Paid-in capital		6,149
Retained earnings		599,892
Total Stockholder's Equity		606,541
Total Liabilities and Stockholder's Equity	$	671,643

The accompanying notes are an integral part of these financial statements.

LAMON & STERN, INC.

STATEMENT OF INCOME
For the Year Ended June 30, 2009

REVENUES:	
Commissions	$ 1,751,715
Soft dollar commissions	1,141,548
Total Revenues	2,893,263
EXPENSES:	
Commissions	1,052,265
Soft dollar commissions	881,916
Salaries	620,933
Management fees	144,834
General and administrative	248,352
Total Expenses	2,948,300
TOTAL OPERATING LOSS	(55,037)
OTHER INCOME (EXPENSE):	
Interest income	9,958
Interest expense	(1,608)
Loss on disposal of assets	(4,192)
Total Other Income	4,158
LOSS BEFORE INCOME TAXES	(50,879)
INCOME TAX BENEFIT	20,906
NET LOSS	$ (29,973)
NET LOSS PER SHARE - BASIC	$ (59.95)

The accompanying notes are an integral part of these financial statements.

LAMON & STERN, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended June 30, 2009

	Common Stock		Paid-In	Retained
	Shares	Amount	Capital	Earnings
BALANCE, June 30, 2008	500	$ 500	$ 6,149	$ 629,865
Net loss	-	-	-	(29,973)
BALANCE, June 30, 2009	500	$ 500	$ 6,149	$ 599,892

The accompanying notes are an integral part of these financial statements.

LAMON & STERN, INC.

STATEMENT OF CASH FLOWS
For the Year Ended June 30, 2009

INCREASE (DECREASE) IN CASH

CASH FLOWS FROM OPERATING ACTIVITIES:	
Cash received from brokerage commissions	$ 2,881,645
Cash paid for commissions and other expenses	(2,980,943)
Interest received	9,958
Interest paid	(1,608)
Income taxes paid	(68,649)
Net Cash Used in Operating Activities	(159,597)
CASH AND CASH EQUIVALENTS- BEGINNING OF YEAR	549,337
CASH AND CASH EQUIVALENTS- END OF YEAR	$ 389,740

RECONCILIATION OF NET LOSS TO NET CASH USED IN OPERATING ACTIVITIES:

Net loss	$ (29,973)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	682
Loss on disposal of asset	4,192
Change in:	
Commissions receivable	16,000
Soft dollar commissions receivable	(40,064)
Other receivables	12,446
Income taxes payable/receivable	(89,555)
Accrued expenses	(7,214)
Accrued commissions	(26,111)
Net Cash Used in Operating Activities	$ (159,597)

The accompanying notes are an integral part of these financial statements.

1. GENERAL

The Company is incorporated under the laws of the State of Georgia. It operates as a broker of securities and is a member of FINRA (Financial Industry Regulatory Authority).

The Company clears all transactions with and for customers on a fully disclosed basis with a national clearing broker/dealer and promptly transmits all customer funds and securities to the clearing broker/dealer and, as such, is exempt from the computation for determination of reserve requirements pursuant to SEC rule 15c3-3 and information relating to the possession or control requirements under SEC rule 15c3-3.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of soft dollar commissions payables and receivables.

Cash represents withdrawable deposits in banks located in Georgia. For purposes of the statement of cash flows, the Company considers all short-term liquid investments with original maturities of three months or less to be cash equivalents. Certificates of deposit – cash equivalents consist of bank certificates of deposit with an original maturity of 30 days. From time to time, balances may exceed FDIC insured limits.

Furniture and equipment and leasehold improvements are carried at cost. Furniture and equipment are depreciated over five to seven years using straight-line and accelerated methods.

Commission income and related commission expenses are recognized on the trade date. All securities transactions are handled by a clearing agent, who remits commissions to the Company monthly. During fiscal year 2009, one customer accounted for approximately 11% of commission revenues.

Soft dollar commission income is derived when an institutional investor executes a stock trade through the Company in exchange for the Company paying a bill. Soft dollar commission income, and the related soft dollar commission expense, is accounted for on a trade date basis. As of June 30, 2009, the Company had $40,064 of soft dollar commissions receivable.

Income taxes are recognized during the year in which transactions enter into the determination of financial statement income, with deferred taxes being provided for temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws.

The Financial Accounting Standards Board ("FASB") has issued Interpretation No. 48 ("FIN 48"), which clarifies generally accepted accounting principles relating to uncertain tax positions. As permitted by FIN 48 (as amended), the Company has elected to defer the application of FIN 48 until issuance of its June 30, 2010 financial statements. For financial statements covering periods prior to this date, the Company evaluates uncertain tax positions in accordance with existing U.S. generally accepted accounting principles and recognizes deferred tax assets and liabilities and makes such disclosures as might be required.

Basic loss per share is calculated using the Company's net loss after tax for the year ended June 30, 2009 divided by the total weighted average number of common stock shares issued and outstanding during the year. Diluted loss per share information is not presented because the Company has issued no dilutive potential common shares.

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosures of transactions and events that affect the financial statements. Subsequent events have been evaluated through August 19, 2009, which is the date the financial statements were available to be issued.

3. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed fifteen to one. Net capital and the net capital ratio fluctuate on a daily basis; however, as of June 30, 2009, the net capital ratio was .13 to 1, and net capital was $520,560, which exceeded the minimum net capital requirements by $270,560

4. MANAGEMENT FEES

The Company paid management fees totaling $144,834 to its stockholder during the year. The management fees paid were determined on a discretionary basis by the Company.

5. LEASES

The Company has an operating lease agreement for office space. The stockholder has guaranteed the lease amount for a maximum period of one year at one time. Rental expense for this lease was $28,843 for the year ended June 30, 2009. As of June 30, 2009, the minimum future rental payments under this lease are as follows:

Year Ending June 30,	Amount
2010	$ 26,000
2011	13,000
Total minimum future rental payments	$ 39,000

6. EMPLOYEE BENEFITS

Effective June 2009, the Company established the Lamon & Stern, Inc. 401(k) Profit Sharing Plan (the "Plan") under Section 401(k) of the Internal Revenue Code. The Plan is a defined contribution savings plan covering substantially all employees of the Company. The Company may, at its discretion, match additional employee contributions. Discretionary employer contributions to the Plan were approximately $25,000 for the year ended June 30, 2009.

7. INCOME TAXES

The Company has income taxes receivable of $40,076 as of June 30, 2009 relating to estimated income tax payments of $22,400 made during the fiscal year and an income tax refund of $17,676 due to a loss in the current year that can be recouped by the Company by utilizing a net operating loss carryback for taxes paid that were applied to the prior fiscal year.

The Company's effective income tax rate differs from the Federal statutory rate of 34% primarily because of graduated income tax rates, state income taxes, and nondeductible expenses.

WINDHAM BRANNON

WINDHAM BRANNON

1355 Peachtree Street NE, Suite 200
Atlanta, GA 30309-3230
404.898.2000
fax 404.898.2010
www.windhambrannon.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY DATA

To The Board of Directors
Lamon & Stern, Inc.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital, reconciliation of net capital, reconciliation of stockholder's equity, computation of aggregate indebtedness, and computation for determination of reserve requirements and possession or control requirements at June 30, 2009 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Windham Brannon, P.C.

Certified Public Accountants

August 19, 2009

LAMON & STERN, INC.

SUPPLEMENTARY DATA
As of June 30, 2009

COMPUTATION OF NET CAPITAL

Stockholder's equity, June 30, 2009	$	606,541
Less non-allowable assets		(85,981)
Net Capital	$	520,560

RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1

Net capital, Form X-17A-5, Part IIA	$	495,478
Audit adjustments that affect net capital:		
Adjustment of commissions receivable		36,773
Adjustment of commission payable		(22,203)
Adjustment of accounts payable		7,282
Adjustment of income taxes receivable		3,230
Net Capital Per Above Computation	$	520,560

RECONCILIATION OF STOCKHOLDER'S EQUITY

Stockholder's equity, Form X-17A-5 Part IIA	$	567,975
Audit adjustments that affect stockholder's equity:		
Increase in commission income		36,773
Increase in commission expense		(22,203)
Decrease in operating expense		3,090
Increase in income tax benefit		20,906
Stockholder's Equity Per Audited Financial Statements	$	606,541

COMPUTATION OF AGGREGATE INDEBTEDNESS AS DEFINED UNDER RULE 15c3-1

Accrued commissions	$	62,475
Accrued expenses		2,627
Total Aggregate Indebtedness	$	65,102
Ratio of Aggregate Indebtedness to Net Capital		.13 to 1

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The provisions of the aforementioned rule are not applicable to Lamon & Stern, Inc. because the Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to, customers. All securities transactions are handled through a clearing agent who deals directly with the Company's customers. Lamon & Stern, Inc. is therefore exempt under the provisions of rule 15c3-3(k)(2)(ii).

WINDHAM BRANNON

1355 Peachtree Street NE, Suite 200
Atlanta, GA 30309-3230
404.898.2000
fax 404.898.2010
www.windhambrannon.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To The Board of Directors
Lamon & Stern, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of **Lamon & Stern, Inc.** (the "Company"), for the year ended June 30, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 4(c) of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Windham Brannon, P.C.

Certified Public Accountants

August 19, 2009